

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

May 14, 2008

Via U.S. Mail

Mr. Daniel Ng
Chief Executive Officer
China Digital Media Corporation
2505-06, 25/F, Stelux House
698 Prince Edward Road East
Kowloon, Hong Kong

> **Re: China Digital Media Corporation**
> **Item 4.02 Form 8-K**
> **Filed March 27, 2008**
> **File No. 000-30212**

Dear Mr. Ng:

We have completed our review of your Item 4.02 Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director